UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For July 19, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

July 19, 2016.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Re.: Transportadora de Gas del Sur (“TGS”).

Dear Sirs,

The purpose hereof is to inform you -in accordance with the requirements of the regulations under the United States Securities and Exchange Act- that Pampa Energía S.A. (hereinafter “Pampa”) reported that on July 18, 2016, it signed a contract with “Grupo Inversor Petroquímica S.L.” (member of “Grupo GIP”, headed by Sielecki´s family), WST S.A. and PCT L.L.C. (members of “Grupo Werthein”) (collectively “The Purchasers”) for the acquisition of Transportadora de Gas del Sur S.A.´s capital stock and rights indirectly bestowed on Pampa (“the Transaction”). Pampa also informed that the base Transaction price was agreed on US$ 241 million, subject to adjustments.

Sincerely,

Silvia Migone Diaz

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice President

Date: July 19, 2016